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President at Agresti Energy

Peoria, Illinois Area

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Agresti Energy

 University of Illinois at Urbana-Champaign

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I look to improve society while providing a good return to my stakeholders. I always deal with honesty and integrity..

Experience

President

Agresti Energy

Oct 2009 – Present · 9 yrs 4 mos

Indianapolis, Indiana Area

Agresti develops and operates agricultural waste to energy plants utilizing our proprietary pressure hydrolysis process (PHP) technology. We take animal manure, plant waste and other cellulosic materials to produce a range of biogas and liquid biofuels meeting market needs in the areas we operate. We convert an environmental negative into an energy positive for the benefit of society. We operate on a global basis.

President and CEO

Aventine Renewable Energy Inc.

Aug 1981 – Oct 2009 · 28 yrs 3 mos

Pekin, IL

Ron Miller was President and CEO of Aventine Renewable Energy an NYSE-listed, Fortune 1000 ethanol producer, a company he helped start in 1981 and led through a highly successful IPO with 11x return to shareholders in 2006. Miller was also a founding member and the longest serving Chairman of the Renewable Fuels Association, the premier U.S.ethanol ind... See more

Education

University of Illinois at Urbana-Champaign

Master of Business Administration (M.B.A.)

1987 – 1989

Southern Illinois University, Carbondale

Bachelor's Degree, Environmental Engineering

1967 – 1971

Volunteer Experience





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Progressive Health Systems

Aug 2003 – Present • 15 yrs 6 mos

Executive Oversight.



